TheStreet.com, Inc.
14 Wall Street, 15th floor
New York, NY 10005
tel 212 321 5000
fax 212 321 5016
www.thestreet.com

January 18, 2008

VIA EDGAR

Michael Fay
Branch Chief
United States Securities and Exchange Commission
CF/AD 5
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	TheStreet.com
Commission File Number: 0-25779
Form 10-K: For the Fiscal Year Ended December 31, 2006
Form 10-Q: For the Quarterly Period Ended September 30, 2007

Dear Mr. Fay:

     Set forth below are the responses of TheStreet.com, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 20, 2007 (the “Comment Letter”). For the Staff’s convenience, each comment in the Comment Letter has been reproduced in italics above the corresponding response.

Prior Comment 9

1.	Please provide us the documentation that you prepared in connection with the planning stage activities of your redesign of TheStreet.com Web site.

Michael Fay
Branch Chief
January 18, 2008

We advise the Staff that the Company engaged the services of an external web site design firm, Huge Inc., to prepare a comprehensive web site redesign plan. Below, we provide an outline of the Planning stage activities of the redesign of TheStreet.com web site, as outlined in the Scope of Work prepared for the Company by Huge Inc. This Planning phase began in late December 2006, and was completed on February 9, 2007, upon the delivery of the Research Findings Document to the senior management team of the Company. This presentation included recommendations for the design and functionality of the new site, and upon management’s acceptance of this report, and the associated recommendations, the project entered the Development and Design phases.

Scope of Work: Planning Phase

HUGE will engage in an abbreviated research phase. Our goal is to better understand the TheStreet.com brand, customer and the competitive environment. Research consists of several activities:

  Research Workshop (1 week): Our first goal is to become experts in TheStreet.com. To accomplish this, we propose implementation of an intense one week workshop where we meet with TheStreet.com team and conduct in-depth interviews of relevant personnel. Our goal is to build upon the interviews and research conducted in preparation of the RFP to gain a full understanding of TheStreet.com as a brand and website. We also seek to formalize the goals for redesign and define metrics for success.

  At the same time, HUGE will analyze existing TheStreet.com research, including customer segmentation data, web site metrics, and any internal strategy documents.

  User Test (3 weeks): HUGE will then conduct a user test of the existing TheStreet.com website. The purpose of the user test is to understand how users interact with TheStreet.com, and to identify the problems users have with the current TheStreet.com experience. The user test will be conducted at HUGE’s in-house usability lab. The test will be conducted with eight members of TheStreet.com’s target audience. Each user will be tested 1:1 with a moderator on the actual TheStreet.com website. They will be asked to complete a series of tasks that are reflective of tasks they would actually complete on the website. The results of the test will then be analyzed and used as a basis for future design decisions.

  Content Inventory (1.5 weeks): HUGE will undergo a comprehensive content inventory to fully categorize content on the current website as well as the templates now in use. The goal is to systematically understand the full content components of the website so all future designs can account for all content.

  User Personas and User Scenarios (1.5 weeks): HUGE will develop a concise set of user personas, which define a set of individuals who represent the users of TheStreet.com. For each persona, we define key scenarios for how they interact with the site.

End Deliverable: Research Findings Document

Prior Comment 11

Michael Fay
Branch Chief
January 18, 2008

2.	Please tell us (i) the date the Stockpickr website was launched, (ii) the timeframe over which the software models that you acquired were developed, (iii) how it was developed with only $50,000 of capital, (iv) the amount of costs that were incurred to develop the software models, and (v) the reason why it appears that the fair value of the software models is significantly greater than its cost. In addition (a) provide us an evaluation of why you consider the purchase of Stockpickr to be an acquisition of a business, and not the purchase of productive assets (you may refer to guidance in EITF 98-3) and (b) provide us an evaluation of paragraph 42 of SFAS 141 as it relates to your purchase price allocation of Stockpickr.

We advise the Staff that (i) the Stockpickr website was initially launched as a beta site on September 10, 2006, (ii) the software models that deliver the core functionality of the site were developed over the time period of July 2001 through August 2006, (iii) the $50,000 referenced in the Commission’s Comment represents capital invested by each party upon formation of the joint venture in January 2007, which was used to fund working capital. However, as noted above, the software models were fully developed by the time the joint venture was formed (iv) aside from the efforts of James Altucher and Daniel Kelly, only a de minimus amount of external third party development costs were involved in developing the software models, and (v) the fair value assigned to the software models specifically takes into account the time and effort invested by Mr. Altucher and Mr. Kelly over the period of July 2001 through August 2006.

The Company further notes in support of the foregoing statements that in July 2001, James Altucher and Dan Kelly, both professional money managers, began developing the software models and algorithms that eventually became the foundation of Stockpickr. Mr. Altucher’s and Mr. Kelly’s initial goal was to construct a platform which consisted of several software models that would allow them to generate investment ideas, for their own professional clients, by monitoring how others invested as well as how to invest based on different market movements and actions. Over the course of the next 4 years, Altucher and Kelly continued to modify and enhance the software to better serve their business needs.

We further advise the Staff that Mr. Altucher is a programmer, consequently, substantially all of the development work on the models was completed by Mr. Altucher himself. All costs to develop the models, including some de minimus costs paid to third parties when necessary, were borne by Mr. Altucher and Mr. Kelly. In mid 2005, Mr. Altucher and Mr. Kelly agreed that making their stock selection models available to additional investors through a web platform would be a new worthwhile application of their proprietary models. In mid 2006, Mr. Altucher and Mr. Kelly contacted a software company to design the web site interface on which to run their models, with the result being www.stockpickr.com, which launched as a beta version in September 2006.

We note for the Staff that Stockpickr combines financial tools and investing ideas with the popularity and interactive nature of an online social networking site. The web site’s functionality is enabled through the models developed by Mr. Altucher and Mr.

Michael Fay
Branch Chief
January 18, 2008

Kelly, which utilize algorithms that generate stock ideas by comparing stocks an investor already owns with the portfolios of professional investors and other Stockpickr members. In addition to user-submitted portfolios, Stockpickr compiles data on professional portfolios to allow members to compare their investments to “pro portfolios.” The algorithms find portfolios with common or similar holdings, and suggest additional stocks that investors with similar investing styles have. In addition to stock idea generation, members use Stockpickr to track the performance of their custom portfolios, see what investments other members have, and communicate with other users on interactive forums within Stockpickr to discuss investing ideas. The site was officially launched as a non-beta site in January 2007, upon the consummation of the joint venture arrangement.

The Company further notes that, in addition to its $25,000 cash contribution to be used as working capital, the Company provided additional consideration pursuant to the joint venture and related agreements. We specifically note that the Company provided marketing services, advertising sales services, internet access, networking, web hosting, co-location services, maintenance and support services for Stockpickr’s computer hardware, software and related facilities pursuant to those agreements.

Purchase of a Business (Evaluation under EITF 98-3)

In April 2007 TheStreet.com purchased A.R. Partners 50.1% ownership interest in Stockpickr for $5,000,000. We advise the Staff that while the acquisition of the Stockpickr business by the Company transferred all of the rights to the intellectual property of Stockpickr including the rights to the software/website and the Stockpickr trade name, the majority of the purchase price reflects the value allocated to the uniqueness of the idea of combining financial analysis with social networking, and the significant future profitability to be derived therefrom, including but not limited to, (i) the goodwill which is the result of activity on the site from members who do not pay a fee and (ii) synergies that can be derived and monetized from a combination with the operations and advertising sales efforts of the Company.

The Company further notes in support of the purchase price paid and the allocation thereof that Stockpickr has subsequently made great strides in expanding its business. The web site has attracted over 130,000 user generated portfolios and a growing list of satisfied advertisers. In addition, Stockpickr operates in a developing niche industry that combines the financial content provision of sites such as Yahoo! Finance, Forbes, Bloomberg, and MSN MoneyCentral, with the interactive person-to-person social networking of sites such as MySpace.com and Facebook.com.

In accordance with EITF 98-3: “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” a business is a self-sustaining integrated set of activities and assets conducted and managed for the

Michael Fay
Branch Chief
January 18, 2008

purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements include:

Assessment

Step 1-The set includes:

a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b.	Intellectual property.

c.	The ability to obtain access to necessary materials or rights.

d.	Employees.

e.	Access to customers.

f.	Certain processes (administration of personnel and operational processes).

Step 2-The set does not include:

a.	Certain web hosting ability.

b.	Certain accounting and payroll systems.

Step 3-The web hosting and accounting and payroll systems are considered to be minor as they can be obtained relatively easy at little cost (TheStreet.com provides these systems at no real additional cost).

Conclusion-Since the acquisition of Stockpickr contains all of the required activities it meets the definition of a business. Stockpickr is clearly capable of continuing its planned operations and sustaining a revenue stream by providing its products and/or services to customers for a profit. As described above the Company acquired intellectual property and retained key executives with important technical knowledge. We also acquired systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations. As of the time of the acquisition, Stockpickr had thousands of members and associated user generated portfolios, and advertising customers that had purchased ad placements on the site.

Evaluation of paragraph 42 of SFAS 141 as it Relates to Purchase Price

The Company advises the Staff that we completed a full analysis of the impact of paragraph 42 of SFAS 141 as it related to our purchase price allocation of Stockpickr, and determined that none of the amounts assigned to tangible and intangible assets were to be used in any research and development project. All such amounts have been

Michael Fay
Branch Chief
January 18, 2008

employed in the operation of the Stockpickr website, as outlined previously. As such, no costs would be charged to expense at the acquisition date due to any allocated to R&D projects with no alternative future use.

3.	Please revise your financial statements to allocate fair value to the employment agreements of James Altucher (“Altucher”) and Daniel Kelly (“Kelly”) and record any amount allocated as an immediate expense. In the alternative, provide us a further analysis that supports your accounting.

As background, we note that TheStreet.com (“TheStreet”) purchased the 50.1% of Stockpickr that it did not own from A.R. Partners (“Partners”) and that Partners is owned 60% by Altucher and 40% by Kelly.

Germane to our conclusion that you are required to allocate fair value to the employment agreements is the following: (i) Altucher and Kelly were the only owners of the 50.1% interest that TheStreet acquired, (ii) TheStreet entered into employment agreements with both Altucher and Kelly, and (iii) TheStreet entered into the employment agreements at the same time as its acquisition of Stockpickr (the two employment agreements and the purchase agreement were all dated as of April 25, 2007). Since these three agreements were negotiated at the same time and by the same parties, we believe that you are required to view each of the three agreements as a separate element in a multiple-element arrangement and allocate fair value to each of the agreements under a relative fair value methodology. Please note that under a relative fair value methodology you would also be required to assess the stand alone fair value of the acquired entity.

We believe that you are required to record as an immediate expense any non-forfeitable amount paid to an employee in connection with the execution of an employment agreement because the amount does not meet the definition of an asset under paragraph 25 of CON 6. It does not meet the definition of an asset due to the enforceability of underlying terms as employees have the ability to leave.

Accordingly, please revise your financial statements to allocate fair value to the employment agreements of Altucher and Kelly and record any amount allocated as an immediate expense.

The Company maintains that the Altucher and Kelly employment agreements were entered into and continue to be agreements at fair value. Consequently, we respectfully submit that neither allocation of fair value nor any recordation of any amount as an immediate expense is required. The response to Comment #4 below is hereby repeated and incorporated herein.

4.	Please provide us a detailed analysis of whether the April 25, 2007 employment agreements were at or above fair value. In other words, examine whether you would be able to hire a president and a vice president of operations and content management of Stockpickr under terms no more favorable than those under these employment agreements. We note, for instance, that these employment agreements (i) do not contain incentive compensation tied to the performance of Stockpickr, (ii) do

Michael Fay
Branch Chief
January 18, 2008

not contain cash bonus compensation similar to that contained in other employment agreements that TheStreet has entered, and (iii) contain stock options that are not commensurate with the equity stake that was held by Altucher and Kelly in their prior positions. To compensate for these numerated items, we believe that you would be required to offer significant upfront stock and cash compensation to attract qualified individuals to sign employment agreements similar to the April 25, 2007 employment agreements. The distinguished work experience of Altucher, as noted below, appears to indicate that he (or a person with similar experience) would command a significant signing bonus to compensate for the lack of incentive based compensation:

James Altucher is…a managing partner at Formula Capital, an alternative asset management firm that runs a fund of hedge funds. He also is a weekly columnist for The Financial Times and the author of the books Trade Like a Hedge Fund, Trade Like Warren Buffett and SuperCa$h. Previously, Altucher was a managing partner at technology venture capital firm 212 Ventures and was CFO and founder of Vaultus and Reset Inc. He holds a bachelor’s degree from Cornell and was a doctoral candidate at Carnegie Mellon University. He is also a nationally ranked chess master.

Accordingly, please provide us a comprehensive analysis that demonstrates that these employment agreements were at or above fair value, or revise your financial statements.

The Company maintains that the referenced employment agreements were at fair value. The Company’s analysis rests on the following factors.

(1) Mr. Altucher and Mr. Kelly negotiated their respective employment agreements on a fully arms-length independent basis. Mr. Altucher and Mr. Kelly have confirmed to the Company, for purposes hereof, that they used reasonable efforts to obtain compensation arrangements in the employment agreements that would be consistent with those that could be obtained in the open market in the absence of any other elements in the transaction. The Company confirms its belief that it would be able to hire a President and a Vice President of Operations and Content Management of Stockpickr under terms no more favorable than those under the referenced employment agreements The Company also notes, in particular, the staff's reference to Mr. Altucher's work experience. In the context of the instant comment, the Company respectfully notes that it is proud of and has praised Mr. Altucher's achievements, but at the same time believes that it paid full and fair value for both Mr. Altucher's and Mr. Kelly's services under the agreements. It believes that in the free market arena and in the circumstances of the negotiation of these particular agreements, it paid no more to each than they individually could have achieved in that arena.

Michael Fay
Branch Chief
January 18, 2008

(2) The referenced employment agreements are commensurate with the compensation arrangements of similarly situated executives of the Company. Although, the agreements do not provide incentive compensation tied to the performance of Stockpickr, such incentives are not a typical feature of the Company's compensation arrangements. Similarly, the fact that the referenced agreements do not contain a cash bonus is not wholly uncommon within the Company among similarly situated executives. Finally, with respect to the stock options referenced by the Commission in Comment 5(iii), the grant of the awards were made by the Company's compensation committee purely in the context of compensation decision-making and not as consideration in the acquisition.

(3) The referenced agreements are not binding on Mr. Altucher or Mr. Kelly. Each may leave the Company’s employ at their own choice. If they leave they forfeit only their future salary but not any of the purchase price they received as part of the Acquisition.

(4) There is no connection or contingencies present between the obligations under the purchase agreement and those of the referenced employment agreements. Furthermore, the referenced employment agreements do not contain any contingent consideration or correlating forfeiture which are typically key factors in assigning a fair market allocation.

(5) The Company engaged a qualified independent valuation firm to conduct a valuation study of Stockpickr in connection with the transaction, which study assigned no value to the employment agreements or any provisions therein. Reference is made to the initial response to this comment, which discusses the study in detail.

The Company respectfully reasserts its position that fair value should not be allocated to the referenced employment agreements. The nature of the inception of the employment agreements defies use of a valuation methodology to retroactively find fair value where none was intended or believed to exist.

Prior Comment 14

5.	Please revise your financial statements to allocate fair value to the employment agreements of Gregg Alwine (“Alwine)”) and David Barnett (“Barnett”) and record any amount allocated as an immediate expense. In the alternative, provide us a further analysis that supports your accounting.

As background, we note that TheStreet.com (“TheStreet”) purchased 100% of Corsis Technology Group II, LLC (“Corsis”) from Alwine and Barnett.

Germane to our conclusion that you are required to allocate fair value to the employment agreements is the following: (i) Alwine and Barnett were the only owners of the 100% interest that TheStreet acquired, (ii) TheStreet entered into employment

Michael Fay
Branch Chief
January 18, 2008

agreements with both Alwine and Barnett, and (iii) TheStreet entered into the employment agreements at the same time as its acquisition of Corsis (the two employment agreements and the purchase agreement were all dated as of August 2, 2007). Since these three agreements were negotiated at the same time and by the same parties, we believe that you are required to view each of the three agreements as a separate element in a multiple-element arrangement and allocate fair value to each of the agreements under a relative fair value methodology. Please note that under a relative fair value methodology you would also be required to assess the stand alone fair value of the acquired entity.

We believe that you are required to record as an immediate expense any non-forfeitable amount paid to an employee in connection with the execution of an employment agreement because the amount does not meet the definition of an asset under paragraph 25 of CON 6. It does not meet the definition of an asset due to the enforceability of underlying terms as employees have the ability to leave.

Accordingly, please revise your financial statements to allocate fair value to the employment agreements of Alwine and Barnett and record any amount allocated as an immediate expense.

The Company maintains that the Alwine and Barnett employment agreements were entered into and continue to be agreements at fair value. Consequently, we respectfully submit that neither allocation of fair value nor any recordation of any amount as an immediate expense is required. The response to Comment #6 below is hereby repeated and incorporated herein.

6.	Please provide us a detailed analysis of whether the August 2, 2007 employment agreements were at or above fair value. In other words, examine whether you would be able to hire co-presidents of Corsis under terms no more favorable than those under these employment agreements. We note, for instance, that these employment agreements (i) do not contain incentive compensation tied to the performance of Corsis, (ii) do not contain equity based compensation similar to that contained in other employment agreements that TheStreet has entered. To compensate for these numerated items, we believe that you would be required to offer significant upfront stock and cash compensation to attract qualified individuals to sign employment agreements similar to the August 2, 2007 employment agreements. The experience of Barnett as founder of Corsis appears to indicate that he (or a person with similar experience) would command a significant signing bonus to compensate for the lack of incentive based compensation. Similarly, the distinguished experience of Alwine, as noted below, appears to indicate that he would command a significant signing bonus to compensate for the lack of incentive based compensation:

Gregg has been on the Advisory Board of Corsis since 1995 and joined the company full time as CEO in early 2001.

Michael Fay
Branch Chief
January 18, 2008

Gregg brings to Corsis an exceptionally strong track record in the management and growth of marketing and technology services businesses. Prior to Corsis, Gregg served as Executive Vice President and CTO of Aspen Marketing (#4 promotion agency in the country by PROMO Magazine in 2000), directing the agency’s technology services, business development and agency acquisition efforts.

Gregg is also a successful entrepreneur. As an owner of B-12 Promotions, one of the nations top promotion agencies and a 1999 PROMO Magazine “Hot Shop.” Gregg extended B-12’s capabilities while stabilizing and expanding the agency’s service offerings and client base. Earlier, Gregg served as Vice President of Integrated Media Promotions at Marden-Kane, Inc., a leading promotional marketing agency, providing integrated technology and marketing solutions to over 200 of the Fortune 500 list.

Gregg is an accomplished marketing professional and technology architect. He is remarkably skilled at channeling technology solutions into comprehensive, sales-generating marketing services.

Accordingly, please provide us a comprehensive analysis that demonstrates that these employment agreements were at or above fair value, or revise your financial statements.

The Company maintains that the referenced employment agreements were at fair value. The Company’s analysis rests on the following factors.

(1) Mr. Alwine and Mr. Barnett negotiated their respective employment agreements on a fully arms-length independent basis. Mr. Alwine and Mr. Barnett have confirmed to the Company, for purposes hereof, that they used reasonable efforts to obtain compensation arrangements in the employment agreements that would be consistent with those that could be obtained in the open market in the absence of any other elements in the transaction. The Company confirms its belief that it would be able to hire co-presidents of Corsis under terms no more favorable than those under the referenced employment agreements. Furthermore, the compensation under each referenced employment agreement is the same as Mr. Alwine and Mr. Barnett received on an annual basis from Corsis prior to the acquisition. The Company also notes, in particular, the staff's reference to Mssrs. Alwine's and Barnett’s work experience. In the context of the instant comment, the Company respectfully notes that it is proud of and has praised Mr. Alwine's and Mr. Barnett’s achievements, but at the same time believes that it paid full and fair value for both Mr. Alwine's and Mr. Barnett's services under the agreements. It believes that in the free market arena and in the circumstances of the negotiation of these particular agreements, it paid no more to each than they individually could have achieved in that arena.

Michael Fay
Branch Chief
January 18, 2008

(2) The referenced employment agreements are commensurate with the compensation arrangements of similarly situated executives of the Company. Although, the agreements do not provide incentive compensation tied to the performance of Corsis, such incentives are not a typical feature of the Company’s compensation arrangements. Similarly, the fact that the referenced agreements do not contain equity based compensation is not wholly uncommon within the Company among similarly situated executives as the Company maintains limited compensatory equity grants even among its executives.

(3) The referenced agreements are not binding on Mr. Alwine or Mr. Barnett. Each may leave the Company’s employ at their own choice. If they leave they forfeit only their future salary but not any of the purchase price they received as part of the Acquisition.

(4) There is no connection or contingencies present between the obligations under the Purchase Agreement and those of the referenced employment agreements. Furthermore, the referenced employment agreements do not contain any contingent consideration or correlating forfeiture which are typically key factors in assigning a fair market allocation.

(5) The Company engaged a qualified independent valuation firm to conduct a valuation study of Corsis in connection with the transaction, which study assigned no value to the employment agreements or any provisions therein. Reference is made to the initial response to this comment, which discusses the study in detail.

The Company respectfully reasserts its position that fair value should not be allocated to the referenced employment agreements. The nature of the inception of the employment agreements defies use of a valuation methodology to retroactively find fair value where none was intended or believed to exist.

7.	Please describe to us the factors that contributed to a purchase that resulted in goodwill for the Corsis acquisition and provide the disclosure required by paragraph 51(b) of SFAS 141 in future filings.

The acquisition provides the Company with several competitive advantages, including: the expertise to deliver the integrated interactive marketing and promotional campaigns that our advertisers are increasingly demanding; providing the Company with the promotional capabilities to engage our audience across our network of sites to increase pageviews and time spent on our sites through the use of the promotions engines developed by the acquired company; and a technology platform that will support our growing network of sites, providing greater scale and cost efficiencies then we could have achieved on our own. These factors contributed to a purchase price in excess of the fair value of net tangible and intangible assets acquired from Corsis and as a result, the Company recorded goodwill in connection with this transaction.

Michael Fay
Branch Chief
January 18, 2008

The Company hereby confirms as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding our responses to the Staff’s comments, or require additional information, please contact the undersigned at (212) 321-5230, or Eric Ashman, our Chief Financial Officer, at (212) 321-5484.

Very truly yours,

Teresa F. Santos,
General Counsel

cc:	Thomas J. Clarke, Jr.
Eric Ashman